SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ENERGY FOCUS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29268T300
(CUSIP Number)

James Tu
1 Bridge Plaza North, #275
Fort Lee, NJ 07024

with a copy to:

Michael Huang, Esq.

Paul Hastings LLP

200 Park Avenue,

New York, NY 10166

(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T300	13D	Page 2 of 16

1.	Names of reporting persons. Gina Huang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,814,160 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,814,160 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,814,160 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.9%
14.	Type of reporting person (see instructions) IN

(1) Includes 796,770 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) held directly by Brilliant Start Enterprise, Inc., which is convertible on a one-for-one basis into the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”).

CUSIP No. 29268T300	13D	Page 3 of 16

1.	Names of reporting persons. Jag International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 600,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 600,000
11.	Aggregate amount beneficially owned by each reporting person 600,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.8%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300	13D	Page 4 of 16

1.	Names of reporting persons. Brilliant Start Enterprise, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,214,160 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,214,160 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,214,160 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.3%
14.	Type of reporting person (see instructions) CO

(1) Includes 796,770 shares of Series A Preferred Stock held directly by Brilliant Start Enterprise, Inc., which is convertible on a one-for-one basis into Common Stock.

CUSIP No. 29268T300	13D	Page 5 of 16

1.	Names of reporting persons. Jiangang Luo
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,502
	8.	Shared voting power 519,565
	9.	Sole dispositive power 2,502
	10.	Shared dispositive power 519,565
11.	Aggregate amount beneficially owned by each reporting person 522,067
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300	13D	Page 6 of 16

1.	Names of reporting persons. Cleantech Global Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 519,565
	9.	Sole dispositive power 0
	10.	Shared dispositive power 519,565
11.	Aggregate amount beneficially owned by each reporting person 519,565
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.3%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300	13D	Page 7 of 16

1.	Names of reporting persons. James Tu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,224,253 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,224,253 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,224,253 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.3%
14.	Type of reporting person (see instructions) IN

(1) Includes 924,253 shares of Series A Preferred Stock held directly by Fusion Park LLC., which is convertible on a one-for-one basis into Common Stock.

CUSIP No. 29268T300	13D	Page 8 of 16

1.	Names of reporting persons. Fusion Park LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Nevada, United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 924,253 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 924,253 (1)
11.	Aggregate amount beneficially owned by each reporting person 924,253 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.5%
14.	Type of reporting person (see instructions) OO

(1) Consists of 924,253 shares of Series A Preferred Stock held directly by Fusion Park LLC., which is convertible on a one-for-one basis into Common Stock.

CUSIP No. 29268T300	13D	Page 9 of 16

1.	Names of reporting persons. 5 Elements Global Fund L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000
11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29268T300	13D	Page 10 of 16

1.	Names of reporting persons. Yeh-Mei Hui Cheng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391
11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300	13D	Page 11 of 16

1.	Names of reporting persons. Communal International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391
11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300	13D	Page 12 of 16

1.	Names of reporting persons. 5 Elements Energy Efficiency Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391
11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300	13D	Page 13 of 16

Explanatory Note:

This Amendment No. 3 (this “Amendment”) to the Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Energy Focus, Inc. (the “Issuer”), a Delaware corporation, filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 30, 2018 (the “Initial 13D”) and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on February 26, 2019 and Amendment No. 2 to the Initial 13D filed on April 3, 2019 (as amended, the “Schedule 13D”), amends and supplements certain of the items of the Schedule 13D as set forth herein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Gina Huang;

•	Jag International, Ltd. (“Jag”);

•	Brilliant Start Enterprise, Inc. (“Brilliant Start”);

•	Jiangang Luo;

•	Cleantech Global Ltd. (“Cleantech”);

•	James Tu;

•	5 Elements Global Fund L.P. (“5 Elements Global”);

•	Fusion Park LLC (“Fusion Park”)

•	Yeh-Mei Hui Cheng (“Ms. Cheng”);

•	Communal International, Ltd. (“Communal”); and
•	5 Elements Energy Efficiency Limited (“5 Elements Energy Efficiency”).

With respect to the voting and dispositive power of each of the reporting entities:

•	Gina Huang has voting and dispositive power of the shares of Common Stock beneficially owned by Jag and Brilliant Start;

•	Jiangang Luo has voting and dispositive power of the shares of Common Stock beneficially owned by Cleantech;

•	James Tu has voting and dispositive power of the shares of Common Stock beneficially owned by 5 Elements Global and Fusion Park; and

•	Ms. Cheng has voting and dispositive power of the shares of Common Stock beneficially owned by Communal and 5 Elements Energy Efficiency.

The purpose of this Amendment is to:

•	add Fusion Park as a Reporting Person;

•	reflect the dissolution as of January 16, 2020, the day after the Issuer’s reconvened annual meeting of stockholders (the “Reconvened Annual Meeting”), of the “group” (as such term is defined in as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) promulgated thereunder (a “Rule 13d-5(b) Group”)) that may have existed among the Reporting Persons; and

•	report the acquisition of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), by Fusion Park and Brilliant Start upon the conversion of the Issuer’s subordinated convertible promissory notes.

CUSIP No. 29268T300	13D	Page 14 of 16

As they may no longer be considered as members of the Rule 13d-5(b) Group that may have existed among the Reporting Persons, this Amendment constitutes an exit filing for the following Reporting Persons:

•	Jiangang Luo;

•	Cleantech;

•	Ms. Cheng;

•	Communal; and

•	5 Elements Energy Efficiency.

Item 2.	Identity and Background.

Item 2 is hereby supplemented by the addition of the following:

On January 24, 2020, Gina Huang was appointed as a member of the board of directors of the Issuer.

Fusion Park is a Nevada limited liability company. Its principal business is investing in the Issuer. The address of its principal office is 1 Bridge Plaza North, #275, Fort Lee, NJ 07024.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

Conversion of Notes

On March 29, 2019, the Issuer entered into a note purchase agreement (the “Note Purchase Agreement”) with certain investors, including Fusion Park (of which James Tu is the sole member) and Brilliant Start (which is controlled by Gina Huang), for the purchase of an aggregate of $1.7 million in subordinated convertible promissory notes. Pursuant to the Note Purchase Agreement, Fusion Park and Brilliant Start purchased $580,000 and $500,000, respectively, in principal amount of the subordinated convertible promissory notes. The subordinated convertible promissory notes were amended on May 29, 2019 (as amended, the “Notes”).

Pursuant to their terms, on January 16, 2020, all of the Notes (including accumulated interest thereon) converted at a conversion price of $0.67 per share into an aggregate of 2,709,018 shares of the Series A Preferred Stock, which is convertible on a one-for-one basis into the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”). Upon the conversion of the Notes, Fusion Park and Brilliant Start received 924,253 shares and 796,770 shares, respectively, of Series A Preferred Stock.

CUSIP No. 29268T300	13D	Page 15 of 16

General

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock or Series A Preferred Stock (collectively, the “Securities”) at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, potential business combinations or dispositions involving the Issuer or certain of its businesses, purchasing additional Securities, selling some or all of their Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all of the Issuer’s securities beneficially owned by them, in the public market or in privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

Paragraph “(a) – (b)” of Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 15,883,746 Common Shares outstanding as of January 13, 2020, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, filed on January 13, 2020.

As of January 16, 2020, the day after the Reconvened Annual Meeting, the Rule 13d-5(b) Group that may have existed among all the Reporting Persons was dissolved. Accordingly, this Amendment constitutes an exit filing for the following Reporting Persons:

•	Jiangang Luo;

•	Cleantech;

•	Ms. Cheng;

•	Communal; and

•	5 Elements Energy Efficiency.

Gina Huang, Jag, Brilliant Start, James Tu, Five Elements Global and Fusion Park may be deemed to be a Rule 13d-5(b) Group. Assuming these reporting persons are a Rule 13d-5(b) Group, they would collectively have shared voting and dispositive power over 3,038,413 shares (or 17.3%) of the Common Stock.

CUSIP No. 29268T300	13D	Page 16 of 16

(c) The information in Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

Gina Huang, Jag, Brilliant Start, James Tu, Five Elements Global and Fusion Park are parties to an agreement with respect to the joint filing of the Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. A copy of such agreement is attached as Exhibit 99.1 to this Amendment and is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 28, 2020

GINA HUANG

/s/ Gina Huang (Mei-Yun Huang)
Gina Huang

JAG INTERNATIONAL, LTD.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name: Gina Huang
Title: General Partner

BRILLIANT START ENTERPRISE, INC.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name: Gina Huang
Title: General Partner

JIANGANG LUO

/s/ Jiangang Luo
Jiangang Luo

CLEANTECH GLOBAL LTD.

By:	/s/ Jiangang Luo
Name: Jiangang Luo
Title: Managing Partner

JAMES TU

/s/ James Tu
James Tu

5 ELEMENTS GLOBAL FUND L.P.

By:	/s/ James Tu
Name: James Tu
Title: Managing Partner

FUSION PARK LLC

By:	/s/ James Tu
Name: James Tu
Title: Managing Member

YEH-MEI HUI CHENG

/s/ Yeh-Mei Hui Cheng
Yeh-Mei Hui Cheng

COMMUNAL INTERNATIONAL, LTD.

By:	/s/ Yeh-Mei Hui Cheng
Name: Yeh-Mei Hui Cheng
Title: Authorized Representative

5 ELEMENTS ENERGY EFFICIENCY LIMITED

By:	/s/ Yeh-Mei Hui Cheng
Name: Yeh-Mei Hui Cheng
Title: Authorized Representative